                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  07 December, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AIB - Proposed participation in the National Asset Management Agency bank asset acquisition programme

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] ("AIB" or the "Company")
has
announced
its intention to participate in the National Asset Management Agency ("NAMA") bank asset acquisition programme in
Ireland
 (the "NAMA Programme").
Participation in the NAMA Programme is subject to approval by shareholders at an Extraordinary General Meeting to be held at 11.00 a.m. on 23 December 2009. This will be done by an ordinary resolution and a vote in favour by shareholders would authorise the Company to proceed with the participation in the NAMA Programme on the terms contained in the NAMA Act.
A copy of the

Circular
and Notice of Extraordinary General Meeting is available to view on the following link:
http://www.rns-pdf.londonstockexchange.com/rns/6974D_-2009-12-7.pdf

Alternatively this circular is available on www.aibgroup.com/investorrelations

-ENDS-

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162	Tel: +353-1-641 3894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  07 December, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.